Exhibit 12.1

Highwoods Realty Limited Partnership

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Combined Fixed

Charges and Preferred Stock Dividends

	Three Months Ended March 31, 2004	Year Ended December 31,
		2003	2002	2001	2000	1999
Earnings:
Income from continuing operations	2,239	26,807	69,578	122,615	126,843	141,653
Interest expense	26,008	110,832	108,881	103,182	111,015	115,903
Amortization of deferred financing costs	855	3,078	1,394	2,005	2,512	2,823

Total earnings	29,102	140,717	179,853	227,802	240,370	260,379

Fixed charges and preferred unit distributions:
Interest expense	26,008	110,832	108,881	103,182	111,015	115,903
Interest capitalized	115	1,195	7,017	16,947	23,669	29,147
Amortization of deferred financing costs	855	3,078	1,394	2,005	2,512	2,823

Total fixed charges	26,978	115,105	117,292	122,134	137,196	147,873

Preferred unit distributions	7,713	30,852	30,852	31,500	32,580	32,580

Total fixed charges and preferred unit distributions	34,691	145,957	148,144	153,634	169,776	180,453

Ratio of earnings to fixed charges	1.08	1.22	1.53	1.87	1.75	1.76
Ratio of earnings to combined fixed charges and preferred unit distributions	0.84	0.96	1.21	1.48	1.42	1.44